UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

BIRCH MOUNTAIN RESOURCES LTD.
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
09066X109
(CUSIP number)
JIM REID, VICE PRESIDENT
TRICAP PARTNERS LTD.
SUITE 1700, 335-8TH AVENUE SW
CALGARY, ALBERTA T2P 1C9
(403) 770-7220
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

CUSIP No.	09066X109

1.	NAMES OF REPORTING PERSONS. TRICAP PARTNERS LTD. I.R.S. Identification Nos. of the above persons (entities only). N/A (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7.	SOLE VOTING POWER

NUMBER OF		0 Common Shares (2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,458,872,727

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Shares (2)

WITH	10.	SHARED DISPOSITIVE POWER

3,458,872,727

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,458,872,727 Common Shares (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.6% (2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Tricap Partners Ltd. was organized under the laws of Ontario and does not have an I.R.S. Identification Number.

(2)	See Item 5(a) herein. This is the number of Common Shares that would be issuable upon conversion, at an exercise price of C$0.01 per Common Share of secured senior convertible debentures and a conversion, at an exercise price of C$3.30 per Common Share, of unsecured subordinated convertible debentures of Birch Mountain Resources Ltd. held by Tricap Partners Ltd.

CUSIP No.	09066X109

1.	NAMES OF REPORTING PERSONS. BRASCAN ASSET MANAGEMENT HOLDINGS LIMITED I.R.S. Identification Nos. of the above persons (entities only). N/A (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7.	SOLE VOTING POWER

NUMBER OF		0 Common Shares (2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,458,872,727

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Shares (2)

WITH	10.	SHARED DISPOSITIVE POWER

3,458,872,727

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,458,872,727 Common Shares (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.6% (2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1)	Brascan Asset Management Holdings Limited was organized under the laws of Ontario and does not have an I.R.S. Identification Number.

(2)	See Item 5(a) herein. This is the number of Common Shares that would be issuable upon conversion, at an exercise price of C$0.01 per Common Share of secured senior convertible debentures and a conversion, at an exercise price of C$3.30 per Common Share, of unsecured subordinated convertible debentures of Birch Mountain Resources Ltd. held by Tricap Partners Ltd.

CUSIP No.	09066X109

1.	NAMES OF REPORTING PERSONS. BROOKFIELD ASSET MANAGEMENT INC. I.R.S. Identification Nos. of the above persons (entities only). N/A (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7.	SOLE VOTING POWER

NUMBER OF		0 Common Shares (2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,458,872,727

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Shares (2)

WITH	10.	SHARED DISPOSITIVE POWER

3,458,872,727

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,458,872,727 Common Shares (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

97.6% (2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1)	Brookfield Asset Management Inc. was organized under the laws of Ontario and does not have an I.R.S. Identification Number.

(2)	See Item 5(a) herein. This is the number of Common Shares that would be issuable upon conversion, at an exercise price of C$0.01 per Common Share of secured senior convertible debentures and a conversion, at an exercise price of C$3.30 per Common Share, of unsecured subordinated convertible debentures of Birch Mountain Resources Ltd. held by Tricap Partners Ltd.

AMENDMENT NO. 1 TO SCHEDULE 13D
     The following constitutes Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on August 1, 2008 with respect to the Common Shares, without par value, of Birch Mountain Resources Ltd., an Alberta corporation. This Amendment No. 1 amends the Schedule 13D as specifically set forth.
ITEM 1. SECURITY AND ISSUER.
     The title and class of equity security to which this statement on Schedule 13D relates is the common shares, without par value (the “Common Shares”), of Birch Mountain Resources Ltd. (the “Issuer”), an Alberta corporation. The principal executive offices of the Issuer are located at Suite 300, 250 Sixth Avenue SW, Calgary, Alberta T2P 3H7.
ITEM 2. IDENTITY AND BACKGROUND.
     This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):
(i)	Tricap Partners Ltd. (“Tricap”), a corporation formed under the laws of the Province of Ontario;

(ii)	Brascan Asset Management Holdings Limited (“Brascan”), a corporation formed under the laws of the Province of Ontario; and

(iii)	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario.
     Tricap is a wholly-owned subsidiary of Brascan, which is a wholly-owned subsidiary of Brookfield.
     Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Tricap, Brascan and Brookfield.
     The principal business address of Tricap, Brascan and Brookfield is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.
     The principal business of Tricap is to manage a private equity fund that invests in public and private companies across a wide number of industries. The principal business of Brascan is that of an intermediate holding company. The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors.
     During the last five years, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Set forth on Schedules I, II and III hereto is the citizenship of each of the directors and executive officers of each of Tricap, Brascan and Brookfield.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 is hereby amended to add the following:
     Effective December 3, 2008, Tricap purchased, by way of a private agreement, a portion of the Issuer’s unsecured subordinated convertible debentures in the principal amount of 29,280,000 Canadian dollars (“C$”) (the “Unsecured Subordinated Convertible Debentures”) for nominal cash consideration and other non-cash consideration.
     Tricap may be deemed to be the sole beneficial owner of 8,872,727 Common Shares that would be issuable upon conversion of the Issuer’s Unsecured Subordinated Convertible Debentures, which represents approximately 9.5% of the Common Shares outstanding.
     As previously reported, on December 21, 2007, Tricap purchased the Issuer’s secured senior convertible debentures due June 30, 2012 (the “Secured Senior Convertible Debentures”) in the principal amount of C$31,500,000 from the Issuer. The aggregate purchase price was C$31,500,000 in cash, and the source of Tricap’s funds was from a capital call on the investors of the fund managed by Tricap. On August 1, 2008, Tricap and the Issuer entered into an Amending Agreement amending, among other things, the aggregate principal amount of the Secured Senior Convertible Debentures to $34,500,000. The Secured Senior Convertible Debentures are convertible into Common Shares at the lower of $0.40 per Common Share and the current market price of the Issuer’s Common Shares at the time of conversion. The Issuer’s current market price is below C$0.01 per Common Share and thus, for the purposes of this filing, it has been assumed that the conversion price of the Secured Senior Convertible Debentures is C$0.01 per Common Share.
     As a result of both investments, Tricap may be deemed to be the sole beneficial owner of 3,458,872,727 Common Shares that would be issuable upon conversion of both the Unsecured Subordinated Convertible Debentures and the Secured Senior Convertible Debentures, which represents 97.6% of the Common Shares outstanding.

ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is hereby amended to add the following:
     Tricap acquired the Unsecured Subordinated Convertible Debentures to provide Tricap, as a creditor in the Issuer’s current receivership proceedings, with greater flexibility.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 is hereby amended and restated to read as follows:
(a)	The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

The Unsecured Subordinated Convertible Debentures were issued in December 2006 having a face value of $34.5 million. They have a maturity date of December 31, 2011 and bear an interest rate of 6%, payable semi-annually. The Unsecured Subordinated Convertible Debentures are convertible into Common Shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share.

As of December 3, 2008, Tricap owns the Secured Senior Convertible Debentures in the principal amount of C$34,500,000 and the Unsecured Subordinated Convertible Debentures in the principal amount of C$29,280,000. Accordingly, as of December 16, 2008, Tricap (and each of Brascan and Brookfield, as a result of being parent companies of Tricap) may be deemed to be the beneficial owner of 3,458,872,727 Common Shares that would be issuable upon conversion of both the Secured Senior Convertible Debentures and the Unsecured Subordinated Convertible Debentures owned by Tricap. Such shares would represent approximately 97.6% of the Common Shares outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of Common Shares outstanding as of June 30, 2008, as reported in the Issuer’s Unaudited Interim Consolidated Financial Statements for June 30, 2008, as filed with the SEC by the Issuer on August 18, 2008, as Exhibit No. 99.2 to its Form 6-K (84,355,737 Common Shares), plus the Common Shares that would be issuable upon conversion of the Secured Senior Convertible Debentures and the Unsecured Subordinated Convertible Debentures owned by Tricap described above). The foregoing assumes a conversion price of the Secured Senior Convertible Debentures of approximately C$0.01 (which can fluctuate as described in Item 3 hereof) and that the amount of accrued and unpaid interest, if any, on the Secured Senior Convertible Debentures would not be converted into Common Shares.

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, beneficially owns any Common Shares.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. Brascan and Brookfield may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of Common Shares that would be issuable upon conversion of both the Secured Senior Convertible Debentures and the Unsecured Subordinated Convertible Debentures owned by Tricap.
     Except as disclosed in this Item 5, none of the Reporting Persons, nor to their knowledge, any of the Scheduled Persons, has the power to vote or direct the vote or to dispose or direct the disposition of any Common Shares that they may be deemed to beneficially own.
(c)	None of the Reporting Persons, nor to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Shares during the past 60 days.

(d)	Tricap manages a private equity fund that consists of three limited partnerships, which have the right to receive dividends from, or proceeds from the sale of, any Common Shares beneficially owned by Tricap. The interest of one of the limited partnerships, Tricap Partners II L.P., relates to more than five percent of the Common Shares.

(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Item 6 is hereby amended to add the following:
     The responses to Item 5 above are incorporated herein by reference.
     Copy of the Unsecured Subordinated Convertible Debenture Indenture is included as Exhibit 3 hereto.
     The foregoing description of the Unsecured Subordinated Convertible Debentures is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy filed as an exhibit hereto and incorporated herein in its entirety by this reference.
     Except as disclosed in this Item 6, none of the Reporting Persons, nor to their knowledge, any of the Scheduled Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement, dated August 1, 2008, among Tricap Partners Ltd., Brascan Asset Management Holdings Limited and Brookfield Asset Management Inc. (incorporated by reference from Exhibit 1 to the Issuer’s

Schedule 13D filed with the SEC on August 1, 2008 (SEC File No. 005-81174)).

Exhibit 2	Senior Secured Convertible Debenture, dated as of December 21, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on January 10, 2008 (SEC File No. 000-31645)).

Exhibit 3	Unsecured Subordinated Convertible Debenture Indenture, dated as of December 6, 2006.

Exhibit 4	Loan Agreement between Tricap Partners Ltd. and Birch Mountain Resources Ltd., dated as of December 21, 2007 (incorporated by reference from Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on January 10, 2008 (SEC File No. 000-31645)).

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.
Dated: December 16, 2008

TRICAP PARTNERS LTD.
By:	/s/ Jim Reid
	Name:	Jim Reid
	Title:	Vice President

BRASCAN ASSET MANAGEMENT HOLDINGS LIMITED
By:	/s/ George Myhal
	Name:	George Myhal
	Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ George Myhal
	Name:	George Myhal
	Title:	Vice President

SCHEDULE I
Directors and Executive Officers
TRICAP PARTNERS LTD.

Kevin Cash

Citizenship:	Canadian

Business Address:	39 Wynford Drive, Don Mills, Ontario, M3C 3K5

Present Principal
Occupation or Employment	Chief Financial Officer

Employer:	Brookfield Real Estate Services Ltd.

Employer’s Business:	Residential real estate services

Employer’s Address:	Same as Business Address

George Myhal

Citizenship:	Canadian

Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal
Occupation or Employment	Managing Partner

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

Bruce Robertson

Citizenship:	Canadian

Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal
Occupation or Employment:	Managing Partner

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

John Haick

Citizenship:	Canadian

Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal
Occupation or Employment:	Vice President

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

Cyrus Madon

Citizenship:	Canadian

Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal
Occupation or Employment:	Managing Partner

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

Jim Reid

Citizenship:	Canadian

Business Address:	Suite 1700, 335-8th Avenue SW, Calgary, Alberta, T2P 1C9

Present Principal Occupation or Employment:	Managing Partner

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

SCHEDULE II
Directors and Executive Officers
BRASCAN ASSET MANAGEMENT HOLDINGS LIMITED

Kevin Cash	See Schedule I

George Myhal	See Schedule I

Bruce Robertson	See Schedule I

Holly Allen

Citizenship:	Canadian

Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal
Occupation or Employment:	Senior Vice President

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

Cyrus Madon	See Schedule I

Jim Reid	See Schedule I

SCHEDULE III
Directors and Executive Officers
BROOKFIELD ASSET MANAGEMENT INC.

Jack L. Cockwell

Citizenship:	Canada

Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1

Present Principal Occupation or
Employment:	Group Chairman

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

Marcel R. Coutu

Citizenship:	Canada

Business Address:	2500 First Canadian Centre, 350 — 7th Ave.
S.W., Calgary, Alberta T2P 3N9

Present Principal Occupation or
Employment:	President & Chief Executive Officer

Employer:	Canadian Oil Sands Limited

Employer’s Business:	An oil company

Employer’s Address:	Same as Business Address

Sen. J. Trevor Eyton

Citizenship:	Canada

Business Address:	44 Victoria Street, Suite 300, Toronto, Ontario M5C 1Y2

Present Principal Occupation or
Employment:	Member of the Senate of Canada

Employer:	The Senate of Canada

Employer’s Business:	Government

Employer’s Address:	Room 561-S, Centre Block, Parliament
Buildings, 11 Wellington Street, Ottawa,
Ontario K1A 0A4

J. Bruce Flatt
	Citizenship:	Canada

	Business Address:	Brookfield Place, 181 Bay Street, Suite 300,
Toronto, Ontario M5J 2T3

Present Principal Occupation or
	Employment:	Chief Executive Officer

	Employer:	Brookfield Asset Management Inc.

	Employer’s Business:	A global asset management company

	Employer’s Address:	Same as Business Address

James K. Gray
	Citizenship:	Canada

	Business Address:	335 Eighth Ave. S.W., Royal Bank
Building, Suite 1700, Calgary, Alberta T2P 1C9

Present Principal Occupation or
	Employment:	Corporate Director

	Employer:	N/A

	Employer’s Business:	N/A

	Employer’s Address:	N/A

Robert	J. Harding
	Citizenship:	Canada

	Business Address:	Brookfield Place, 181 Bay Street, Suite
300, Toronto, Ontario M5J 2T3
Present Principal Occupation or
	Employment:	Chairman

	Employer:	Brookfield Asset Management Inc.

	Employer’s Business:	A global asset management company

	Employer’s Address:	Same as Business Address

V. Maureen Kempston Darkes

Citizenship:	Canada

Business Address:	2901 S.W., 149th Ave., Suite 400, Miramar, Florida 33027

Present Principal Occupation or	GM Group Vice President
Employment:	President, GM Latin America, Africa and Middle East

Employer:	General Motors Corporation — LAAM

Employer’s Business:	An automotive manufacturer

Employer’s Address:	Same as business address

David W. Kerr

Citizenship:	Canada

Business Address:	51 Yonge Street, Suite 400, Toronto,
Ontario, M5E 1J1

Present Principal Occupation or
Employment:	Corporate Director

Employer:	N/A

Employer’s Business:	N/A

Employer’s Address:	N/A

Lance Liebman

Citizenship:	United States of America

Business Address:	435 West 116th Street, New York, New York 10027-7297

Present Principal Occupation or
Employment:	Professor of law

Employer:	Columbia Law School

Employer’s Business:	Education

Employer’s Address:	Same as Business Address

Philip B. Lind

Citizenship:	Canada

Business Address:	333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9

Present Principal Occupation or
Employment:	Vice-Chairman

Employer:	Rogers Communications Inc.

Employer’s Business:	A diversified communications company

Employer’s Address:	Same as Business Address

G. Wallace F. McCain

Citizenship:	Canada

Business Address:	30 St. Clair Ave. W., #1500, Toronto, Ontario M4V 3A2

Present Principal Occupation or
Employment:	Chairman

Employer:	Maple Leaf Foods Inc.

Employer’s Business:	A processed Food Manufacturer

Employer’s Address:	Same as Business Address

Frank J. McKenna

Citizenship:	Canada

Business Address:	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower, Toronto, Ontario M5K 1A2

Present Principal Occupation or
Employment:	Deputy Chair

Employer:	TD Bank Financial Group

Employer’s Business:	A financial services company

Employer’s Address:	Same as Business Address

Jack M. Mintz

Citizenship:	Canada

Business Address:	Suite 926, Earth Sciences Building, 2500 University Drive N.W., Calgary, Alberta T2N 1N4

Present Principal Occupation or
Employment:	Palmer Chair in Public Policy

Employer:	University of Calgary

Employer’s Business:	Business Economics

Employer’s Address:	Same as Business Address

Patricia M. Newson

Citizenship:	Canada

Business Address:	#540, 355 — 4th Ave. S.W., Calgary, Alberta T2P 0J1

Present Principal Occupation or
Employment:	President and Chief Executive Officer

Employer:	Altagas Utility Group Inc.

Employer’s Business:	A natural gas company

Employer’s Address:	Same as business address

James A. Pattison

Citizenship:	Canada
Business Address:	1800 — 1067 West Cordova St., Vancouver, B.C. V6C 1C7

Present Principal Occupation or
Employment:	Chairman

Employer:	The Jim Pattison Group

Employer’s Business:	A diversified consumer products company

Employer’s Address:	Same as Business Address

George S. Taylor

Citizenship:	Canada

Business Address:	R.R. #3, 4675 Line 3, Saint Marys, Ontario N4X 1C6

Present Principal Occupation or
Employment:	Corporate Director

Employer:	N/A

Employer’s Business:	N/A

Employer’s Address:	N/A

Jeffrey M. Blidner

Citizenship:	Canada

Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or
Employment:	Senior Managing Partner

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

Brian D. Lawson

Citizenship:	Canada

Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or
Employment:	Chief Financial Officer

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

George E. Myhal

Citizenship:	Canada

Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or
Employment:	Senior Managing Partner

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

Samuel J.B. Pollock

Citizenship:	Canada

Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or
Employment:	Senior Managing Partner

Employer:	Brookfield Asset Management Inc.

Employer’s Business:	A global asset management company

Employer’s Address:	Same as Business Address

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated August 1, 2008, among Tricap Partners Ltd., Brascan Asset Management Holdings Limited and Brookfield Asset Management Inc. (incorporated by reference from Exhibit 1 to the Issuer’s Schedule 13D filed with the SEC on August 1, 2008 (SEC File No. 005-81174)).

2	Senior Secured Convertible Debenture, dated as of December 21, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on January 10, 2008 (SEC File No. 000-31645)).

3	Unsecured Subordinated Convertible Debenture Indenture, dated as of December 6, 2006.

4	Loan Agreement between Tricap Partners Ltd. and Birch Mountain Resources Ltd., dated as of December 21, 2007 (incorporated by reference from Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on January 10, 2008 (SEC File No. 000-31645)).